Exhibit 23.1

The Board of Directors
ActivBiotics, Inc.:

We consent to the use of our report dated August 11, 2006, except as to Note 18, which is as of October 19, 2006, with respect to the consolidated balance sheets of ActivBiotics, Inc. as of December 31, 2004 and 2005, and the related consolidated statements of operations, stockholders' deficit and comprehensive loss, and cash flows for each of the years in the three-year period ended December 31, 2005 and the period from inception (October 1, 1996) to December 31, 2005, included herein and to the reference to our firm under the heading "Experts" in the prospectus.

                      /s/ KPMG LLP

Boston, Massachusetts
October 30, 2006